SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For October 1 to October 31, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 7 pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: NICE Systems Schedules Third Quarter 2004 Earnings Release and Conference Call. Dated October 5, 2004.

  Press Release: One of the Largest ISPs in Europe, T-Online, Selects NICE Perform(TM). Dated October 13, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: November 11, 2004

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NICE Systems Schedules Third Quarter 2004 Earnings Release and Conference Call

Ra`anana, Israel, October 5, 2004 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that it will report its third quarter 2004 financial results on Wednesday, November 3, 2004.

Following the earnings release, NICE management will host a teleconference at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate:

United States 1-866-860-9642

United Kingdom 0-800-917-4256

Israel 03-9180610

This call will be webcast live on http://www.nice.com. An online replay will also be available approximately one hour after the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing:

United States 1-866-276-1485

International +972-3-9255930

Israel 03-9255930

About NICE

NICE Systems is the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world`s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceContact, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

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Media
Rhona Blotman	Nice Systems Rhona.blotman@nice.com	972-9-7753030
Investors
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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One of the Largest ISPs in Europe, T-Online, Selects NICE Perform(TM)

Ra`anana, Israel, October 13, 2004 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced that it received a significant deal from a leading European internet provider to implement NICE Perform(TM) in their contact centers.

In the tough competitive environment of European telecommunications today, this leading ISP needs to ensure it exceeds customer expectations for quality of service. With NICE Perform, T-Online will empower their customer representatives with the knowledge to meet the high service standards required in these environments.

NICE Perform is a fully-integrated suite of solutions that offers innovative ways to generate insight from interactions and drive performance in the contact center and throughout the enterprise. NICE Perform provides multidimensional analytics that go beyond the scope of transactional analytics to help decision makers understand customer intent, market dynamics and identify current and future trends.

"We`re very pleased with the high level of enthusiasm already being shown for this recently announced solution," said Zvi Baum, corporate vice president and general manager, product division, NICE Systems. "This ISP joins a growing list of companies around the world that have chosen NICE Perform as a strategic solution to drive their business."

About T-Online International AG

With about 13.3 million registered customers (Q2-2004) in the major European markets and revenue of around EUR 1.9 billion in the 2003 financial year, T-Online International is one of the largest European Internet service providers. With 2,800 employees, the company is represented in France with the brand Club Internet, in Spain with Ya.com and in Portugal with Terravista. It is represented in Austria and Switzerland with the brand T-Online. In Germany, T-Online has one of the most frequently visited page on the Internet with the portal www.t-online.de. (Nielsen//NetRatings, 06-2004).

About NICE

NICE Systems is the global provider of advanced solutions and consulting services that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world`s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceContact, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other

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product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Vivian Cohen-Leisorek	Nice Systems Vivian.cohen@nice.com	972-9-7753142
Investors
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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